Exhibit 99.1

Enlivex Announces the Dosing of the First Patient in a Randomized, Placebo-Controlled Phase I/II Trial Evaluating AllocetraTM in up to 46 Patients with Thumb Osteoarthritis

•	First patient dosed with AllocetraTM in thumb osteoarthritis, a degenerative, debilitating and progressive disease that affects millions of people
•	Thumb osteoarthritis currently has no FDA-approved therapy and no effective long-term treatments

Ness-Ziona, Israel, June 24, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the first patient has been dosed in an investigator-initiated, randomized, placebo-controlled Phase I/II trial evaluating the efficacy and safety of Allocetra™ following injection into patients with basal thumb joint (first carpometacarpal (CMC) joint) osteoarthritis, for which conventional therapies have failed.

This investigator-initiated Phase I/II trial plans to recruit up to 46 patients and is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of an AllocetraTM injection in patients with osteoarthritis of the first basal thumb joint (first CMC joint) of the target thumb to identify the dose for the randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which the Company expects to initiate following the completion of the safety run-in stage and selection of the safe and tolerable dose. Up to 40 patients will be randomized in a 1:1 ratio for treatment with either AllocetraTM at the selected dose or placebo. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and the efficacy endpoints will include assessments of change from baseline in pain and function for up to 12 months following treatment.

“This is the first injection of AllocteraTM into the basal thumb joint, and we are pleased with the swift enrollment of the first patient just a few weeks following regulatory approval to initiate this trial. The injection of AllocteraTM into the patient’s basal thumb joint was successfully completed with no complications.” stated Oren Hershkovitz, Ph.D., CEO of Enlivex.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening and life-debilitating clinical indications that are defined as “unmet medical needs.”

ABOUT BASAL THUMB OSTEOARTHRITIS

Osteoarthritis of the thumb is a chronic condition causing pain, stiffness and occasional clicking and swelling in the joint at the base of thumb (also known as the carpometacarpal or CMC joint). Simple daily tasks can become painful and difficult. The prevalence of thumb osteoarthritis increases substantially with age and is more common in postmenopausal woman. The prevalence of radiographic base thumb OA was reported to be 5.8% and 7.3%, for 50-year-old males and females, respectively, while the respective prevalence for 80-year-old male and female participants was reported as 33.1% and 39.0%1. The overall estimated symptomatic prevalence is up to 15% in adults over 30 years of age2. Osteoarthritis of the thumb is a degenerative and progressive condition, and over time, conservative treatments and anti-inflammatory medication to reduce pain and swelling start losing their effectiveness. Currently, there are no effective long-term treatments for this disease.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

1.	Van Der Oest et al., 2021 - The prevalence of radiographic thumb base osteoarthritis: a meta-analysis.
2.	Berger et al., 2015 - Management of osteoarthrosis of the thumb joints.